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EXHIBIT 12.2

PACCAR Financial Corp.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Thousands of Dollars)

	Year ended December 31
	2000	1999*	1998*	1997*	1996*
FIXED CHARGES
Interest expense	$205,548	$151,117	$125,401	$112,180	$108,646
Facility and equipment rental	1,585	1,491	1,155	936	945

TOTAL FIXED CHARGES	$207,133	$152,608	$126,556	$113,116	$109,591

EARNINGS
Income before taxes	$53,976	$61,548	$47,326	$56,982	$57,176
Depreciation	9,975	8,537	9,210	10,106	11,312

	63,951	70,085	56,536	67,088	68,488
FIXED CHARGES	207,133	152,608	126,556	113,116	109,591

EARNINGS AS DEFINED	$271,084	$222,693	$183,092	$180,204	$178,079

RATIO OF EARNINGS TO FIXED CHARGES	1.31x	1.46x	1.45x	1.59x	1.62x

*
The years ended December 31, 1999, 1998, 1997 and 1996, respectively, Computation of Ratio of Earnings to Fixed Charges Pursuant to the Support Agreement between the Company and PACCAR has been restated to reflect the business combination described in Item 1.

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PACCAR Financial Corp. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES PURSUANT TO THE SUPPORT AGREEMENT BETWEEN THE COMPANY AND PACCAR (Thousands of Dollars)